United States securities and exchange commission logo





                              January 5, 2021

       Stanislas Veillet
       Chief Executive Officer
       Biophytis S.A.
       Sorbonne University   BC 9, B  timent A 4  me   tage
       4 place Jussieu
       75005 Paris, France

                                                        Re: Biophytis S.A.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
23, 2020
                                                            CIK No. 0001768946

       Dear Dr. Veillet:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Clinical Pipeline, page 4

   1. We note your response to prior comment 1 and reissue in part. Please shorten the line for
                                                        BIO101 for the DMD
indication to reflect that you have not yet begun clinical
                                                        development of this
product candidate.
       Sarcopenia (the SARA clinical program), page 5

   2. We note your response to prior comment 8. Please also remove the statement that you believe that Sarconeos
has the potential to achieve clinically relevant functional mobility
 Stanislas Veillet
Biophytis S.A.
January 5, 2021
Page 2
       endpoints necessary for marketing approval based on the potential mechanism-of-action and your preclinical cellular and animal model data here and on page
131.
       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameStanislas Veillet
                                                          Division of
Corporation Finance
Comapany NameBiophytis S.A.
                                                          Office of Life
Sciences
January 5, 2021 Page 2
cc:       Aron Izower, Esq.
FirstName LastName